UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):       ☒  Form 10-K    ☐ Form 20-F   ☐ Form 11-K    ☐ Form 10-Q   ☐ Form N-SAR
For Period Ended:  December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bayou City Exploration, Inc.
Full Name of Registrant

Former Name if Applicable
632 Adams Street, Suite 700
Address of Principal Executive Office (Street and Number)
Bowling Green, Kentucky 42101
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ ☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Bayou City Exploration, Inc. (the “Company”) requires additional time to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, in order to finalize certain elements of the Company’s report regarding its proved oil and natural gas reserves.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Larkin	(270)	842-2421
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a net income of $816,410 in 2012, as compared to a net income of $257,114 in 2011. The $559,296 increase in net income resulted from the Company recording $1,339,503 more in total operating revenues, offset by $882,004 more in operating costs and a net increase in other income of $134,669 in 2012 as compared to 2011.  On a per share basis the Company had a net income of $0.95 per share in 2012 and a net income of $0.89 per share in 2011.

Operating Revenues:  Operating revenues totaled $3,312,772 in 2012 as compared to $1,973,269 in 2011, a 67.9% increase for the year.  The increase in total operating revenue was primarily a result of a change in the Company’s business focus during 2011, wherein $3,132,676 of the Company’s revenues were derived from net turnkey drilling contract revenue in 2012, while in 2011, the Company had $1,839,915 of turnkey drilling contract revenue.   In 2012, the Company’s revenues from oil and gas sales also increased $46,742 compared to 2011.

Direct Operating Costs:  Direct operating costs for the producing oil and gas wells, which include lease operating expenses and production taxes, totaled $47,021 in 2011 compared to $75,527 in 2012. This 60.6% increase in expense is primarily due to increased lease operating expenses.

Other Operating Expenses:  Other operating expenses include abandonment and dry hole costs, marketing costs, depreciation, depletion, and amortization expense, turnkey drilling contract costs and marketing.  Other operating expenses decreased to $420,607 in 2012 compared to $434,852 in 2011. This decrease of $14,245 was a result of a $33,217decrease in depletion and amortization, and a $74,337 decrease in marketing costs, offset by an increase of $93,309 in abandonment and dry hole costs.

General and Administrative Costs:  General and administrative costs were $716,124 in 2012 compared to $636,995 for 2011, an increase of $79,129, or approximately 12.42%.  The increase was primarily attributable to increases office rent with related costs, and legal and audit fees related to the SEC filings and review of the Company’s limited partnership offerings, and includes a quarterly management fee of $11,018 payable to Blue Ridge Group, Inc., with whom we share office space and utilize various accounting-related and administrative services.

Other Income:  The Company’s Other Income increased $119,931 during the year ended December 31, 2012.  This increase in other income was primarily a result of $150,099 in equity earnings received by the Company for its holdings in Affiliated Partners, which was purchased during 2012, offset by $22,799 in miscellaneous expenses.  In contrast, during 2011, the Company had net other expense of $7,369 including $631 worth of miscellaneous income and $8,000 of interest expense.

Income Taxes: In 2012 the Company had $32,872 in federal or state income tax liability and no income tax liability or benefit in 2011 as a result of a large net operating loss carry forward from years 2011 and prior. Based on the amount of net losses in 2011 and prior, a full valuation allowance has been recorded against the deferred tax assets associated with the net operating loss carry forwards. The Company has an estimated net operating loss carry forward of $7,264,508 and $8,004,196 as of December, 31, 2012 and 2011, respectively.  However, the Company had an ownership change in March, 2012 with the issuance of additional shares in a private placement transaction.  This resulted in an Internal Revenue Code (IRC) Section 382 limitation on the availability of the Company’s net operating losses immediately before the ownership change to operational periods following the date of the ownership change.  The Section 382 limitation rule will limit the use of the Company’s current net operating loss carry forward to $30,193 per year in future years.  This annual limitation was allocated in the year 2012 to the period following the change date and resulted in net operating losses available for the time period of April through December, 2012 being limited to $22,645 and the above tax liability for 2012 of $32,872.

BAYOU CITY EXPLORATION, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013	By:	/s/ Stephen C. Larkin
President, Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).